UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.           )*

Home Plate Acquisition Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

43734R103

(CUSIP Number)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

CUSIP NO. 43734R103

Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS: Jeffrey H. Fox I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 504,962(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 504,962(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,962(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents indirect beneficial ownership through the reporting person’s status as the sole member of Circumference Group LLC (“Circumference Group”). Includes Circumference Group’s ownership of 429,962 shares of Class A common stock, par value $0.0001 per share (“Class A Shares”) and 75,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), which Class B Shares are convertible into Class A Shares at the option of the holder. Not included are 85,992 additional Class A Shares (the “Assigned Shares”) to which Circumference Group holds the economic rights, but not the voting rights. The Assigned Shares will be transferred to Circumference Group in the event that the initial business combination is consummated, as described in Form 10-K of the Issuer filed with the Securities and Exchange Commission (“SEC”) on March 14, 2023.

(2) Based on an aggregate of 7,272,935 shares of common stock outstanding as of March 30, 2023 (consisting of 5,922,935 Class A Shares and 1,350,000 Class B Shares), as reported on Form 8-K of the Issuer filed with the SEC on April 4, 2023.

CUSIP NO. 43734R103

Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS: Circumference Group LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 27-0202017
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 504,962(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 504,962(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,962(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(2)
12	TYPE OF REPORTING PERSON* OO

(1) Includes ownership of 429,962 Class A Shares and 75,000 Class B Shares, which Class B Shares are convertible into Class A Shares at the option of the holder. Not included are the 85,992 Assigned Shares to which Circumference Group holds the economic rights, but not the voting rights. The Assigned Shares will be transferred to Circumference Group in the event that the initial business combination is consummated, as described in Form 10-K of the Issuer filed with the SEC on March 14, 2023.

(2) Based on an aggregate of 7,272,935 shares of common stock outstanding as of March 30, 2023 (consisting of 5,922,935 Class A Shares and 1,350,000 Class B Shares), as reported on Form 8-K of the Issuer filed with the SEC on April 4, 2023.

CUSIP NO. 43734R103

Item 1(a).         Name of Issuer:

Home Plate Acquisition Corporation, a Delaware corporation (the “Issuer”)

Item 1(b).         Address of Issuer’s Principal Executive Offices:

PO Box 1314

New York, NY 10028

Item 2(a).         Name of Person(s) Filing:

This statement is jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

Jeffrey H. Fox (“Fox”)

Circumference Group LLC (“Circumference Group”)

Circumference Group is the record holder of the securities of the Issuer reported on this Schedule 13G. Fox is the sole member of Circumference Group.

Item 2(b).         Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is One Information Way, Suite 405, Little Rock, AR 72202.

Item 2(c).         Citizenship:

Please see Row Four on each cover sheet for each of the Reporting Persons.

Item 2(d).         Title of Class of Securities:

The Reporting Persons beneficially own 504,962 shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”), which includes 75,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares”), which are convertible into Class A Shares at the option of the holder thereof. In addition, the Reporting Persons separately hold the economic rights, but not the voting rights to 85,992 additional Class A Shares, which shares will be transferred to the Reporting Persons upon the consummation of the Issuer’s initial business acquisition, as described in Form 10-K of the Issuer filed with the SEC on March 14, 2023.

Item 2(e).         CUSIP Number:

43734R103

Item 3.              If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP NO. 43734R103

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.         Ownership.

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

Item 5.         Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

Item 9.          Notice of Dissolution of Group.

Not applicable.

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 43734R103

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023

CIRCUMFERENCE GROUP LLC

By:	/s/ Holly Larkin
	Name:	Holly Larkin
	Title:	Chief Operating Officer

JEFF FOX

By:	/s/ Jeff Fox